December 30, 2025

Via EDGAR

Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	DFA Investment Dimensions Group Inc./Dimensional Investment Group Inc.
File Nos. 002-73948 and 811-03258/033-33980 and 811-06067

Dear Ms. Rowland:
On behalf of DFA Investment Dimensions Group Inc. (“DFAIDG”) and Dimensional Investment Group Inc. (“DIG” and collectively with DFAIDG, the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 263/265 to the Registration Statement of DFAIDG and Post-Effective Amendment Nos. 91/92 to the Registration Statement of DIG (collectively, the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2025, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering ETF Class shares of the U.S. Large Cap Equity Portfolio, U.S. Small Cap Value Portfolio, U.S. Targeted Value Portfolio, U.S. Core Equity 1 Portfolio, U.S. Core Equity 2 Portfolio, U.S. Vector Equity Portfolio, U.S. Small Cap Portfolio, U.S. Micro Cap Portfolio, U.S. High Relative Profitability Portfolio, DFA Real Estate Securities Portfolio, U.S. Large Cap Growth Portfolio, and U.S. Small Cap Growth Portfolio, series of DFAIDG, and ETF Class shares of the U.S. Large Company Portfolio, a series of DIG (each, a “Portfolio” and collectively, the “Portfolios”).
Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the Staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.
Prospectus
1. Comment.  Please supplementally confirm what the Registrant’s plan is with respect to seeking relief from the Securities Exchange Act of 1934 for the Portfolios’ ETF Class shares.

U.S. Securities and Exchange Commission
December 30, 2025

Response. The Registrant supplementally confirms that it is aware that the Investment Company Institute is working with the SEC’s Division of Trading and Markets as well as the Division of Corporation Finance to obtain the necessary class relief, on which the Registrant intends to rely on when granted.
2. Comment.   On the cover page for the Portfolios’ ETF Class shares summary and statutory prospectuses, please: (1) bold the disclosure noting that the shares are listed on a national securities exchange and, unlike mutual fund shares, are not individually redeemable; and (2) add disclosure in bold noting that the Portfolios offer one or more mutual fund classes of shares, to make the disclosure more prominent.
Response.  The Registrant has revised the disclosure accordingly.
3. Comment.   Under each Portfolio’s name at the beginning of the summary section of the prospectus, and in the corresponding summary prospectus, please include a sub-heading that says “ETF Class shares.”
Response. The Registrant has revised the disclosure accordingly.
4. Comment.   Please explain why the Other Expenses are estimated for the ETF Class shares in the Annual Fund Operating Expenses table.  A new share class is not considered a new fund under Form N-1A.
Response.  The Registrant supplementally confirms that the Other Expenses are estimated because, while the Portfolios’ Institutional Class shares are operational, the ETF Class shares’ expenses are based on estimated asset levels and reflect one-time organizational costs.
5. Comment.   Please include the 5- and 10-Year Expense Examples for each Portfolio’s ETF Class shares.
Response. The Registrant has revised the disclosure accordingly.
6. Comment.   In the “Principal Investment Strategies” section of each summary, please: (1) confirm that the following language will be included in the corresponding prospectus of each Portfolio’s Institutional Class shares; and (2) consider revising the reference to “such index funds” to “passively managed funds” to avoid confusion:
•
The Portfolio’s ETF Class operates as an actively managed exchange-traded fund and does not seek to replicate the performance of a specific index and may have a higher degree of portfolio turnover than such index funds.

Response. The Registrant has revised the disclosure to reference “passively managed indexed funds”; however, the Registrant does not believe the statement is appropriate for the Institutional Class shares’ prospectuses because, as opposed to the ETF universe, passively managed funds do not significantly outnumber actively managed funds in the mutual fund universe.

U.S. Securities and Exchange Commission
December 30, 2025

7. Comment.   In the “Principal Risks” section of each summary, please group the principal risks specific to the ETFs together and include an introductory explanatory statement noting that because the ETF Class shares are traded on an exchange, they are subject to such risks.  In addition, please refer to the “ETF Class shares” within the risks, as opposed to the “Portfolio.”
Response. The Registrant has revised the disclosure accordingly.
8. Comment.   Please supplementally confirm whether any of the risks identified under the “Multi-Class ETF Fund Structure” section of the prospectus are principal risks, and if so, include corresponding disclosure in the Item 4 and Item 9 principal risks.
Response.  The Registrant supplementally confirms that the potential risks identified within the “Multi-Class ETF Fund Structure” section of the prospectus are not considered principal risks of the Portfolios’ principal investment strategies and believes they are appropriately disclosed under the “Multi-Class ETF Fund Structure” section of the prospectus.
9. Comment.   Please add disclosure to the “Market Trading Risk” in each summary prospectus to address the risks of the market for the ETF Class shares potentially becoming less liquid during stressed market conditions.
Response. The Registrant will incorporate the following statement from the “Market Trading Risk” in the Item 9 risk section into the corresponding summary section risk:
•
Additionally, in stressed market conditions, the market for the [ETF Class] shares may become less liquid in response to deteriorating liquidity in the markets for the fund’s portfolio holdings, which may cause a significant variance in the market price of the [ETF Class] shares and their underlying value as well as an increase in the [ETF Class shares’] bid-ask spread.

10. Comment.   In the “Performance” section of each summary, please revise the disclosure in the introductory paragraph and the corresponding footnote to state that the returns for the ETF Class shares may vary from the returns of the Institutional Class shares due to the ETF Class shares having higher expenses.
Response.  The Registrant supplementally confirms that the Other Expenses in the Annual Fund Operating Expenses table are higher than the Institutional Class shares because: (1) the Institutional Class shares of each Portfolio are operational share classes with significantly higher asset sizes than the initial asset size utilized to estimate the initial fiscal year expenses of a new share class, which reduces the impact of fixed expenses on the Institutional Class shares due to economies of scale; and (2) the ETF Class shares’ expenses include one-time organizational costs.  The Registrant notes, however, that the ETF Class shares of each Portfolio have fee waivers in place that limit the impact of the increased expenses to be incurred during the initial fiscal year of each Portfolio’s ETF Class shares. The Registrant supplementally notes it does not anticipate that the ETF Class shares of each Portfolio will have higher ongoing Other Expenses than the corresponding Institutional Class shares at similar asset levels when excluding one-time organizational costs.  Accordingly, since the ETF Class shares do not impose sales loads or 12b-1

U.S. Securities and Exchange Commission
December 30, 2025

fees, the Registrant does not believe it would be accurate to state that the returns of the ETF Class shares during the performance period shown would have been lower due to the ETF Class shares having higher expenses.
11. Comment.   In the “Purchase and Sale of Shares” section of each summary, please specifically state that the ETF Class shares are not individually redeemable and, along with the disclosure regarding the shares being traded on an exchange, bold the disclosure.
Response. The Registrant has revised the disclosure accordingly.
12. Comment.   In the “Additional Information on Investment Objectives and Policies” section of the prospectus, please bold the disclosure that states “each Portfolio also offers a conventional mutual fund share class in a separate prospectus that are not exchange-traded.”
Response. The Registrant has revised the disclosure accordingly.
13. Comment.  Please incorporate any revisions to the summary sections of the prospectuses into the corresponding disclosure in the back of the prospectus.
Response. The Registrant has revised the disclosure accordingly.
14. Comment.  Under the “Multi-Class ETF Fund Structure” section of the prospectus, please incorporate the following revisions:
•
Add cross-references to each of the sub-sections of the prospectus and/or statement of additional information (“SAI”) that provide greater detail regarding the differing shareholder rights, the timing of dividend declarations and payments, and the timing and ability of shareholders to automatically reinvest dividends;

•	Clarify that the consequences described are associated with holding shares of a multi-class ETF fund, as opposed to holding shares of a standalone ETF;
•
Revise the statement regarding the potential for “greater portfolio transaction costs and taxable capital gains distributions” to clarify those would be the result of “purchases and redemptions by shareholders of the Institutional Class;” and

•	Highlight that cash drag could impact performance.
Response. The Registrant has revised the disclosure as shown below:
Due to the structural and operational differences of mutual funds and ETFs, shareholders of the mutual fund and ETF Class shares of a Multi-Class ETF Fund will have differing shareholder rights with respect to exchange privileges, how shares are purchased and redeemed, the timing of dividend declarations and payments, and the timing and ability to automatically reinvest dividends. For additional information regarding these differences, see “Dividends, Capital Gains Distributions and Taxes—Dividends and Distributions” and “Purchase and Sale of Shares—Conversions” in this Prospectus and “Shareholder

U.S. Securities and Exchange Commission
December 30, 2025

Rights” and “Creation and Redemption of Creation Units—Conversions” in the SAI. In addition, because all of the classes of a Multi-Class ETF Fund are based on the same portfolio, transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.  For example, shareholders of the ETF Class of a Multi-Class ETF Fund (i.e., as opposed to shareholders of a standalone ETF) have the potential to experience greater portfolio transaction costs and taxable capital gains distributions as a result of ~~shareholder~~ purchases and redemptions ~~through~~by shareholders of the Institutional Class, as well as costs due to cash drag associated with the Fund holding the cash necessary to satisfy redemptions of the Institutional Class shares, which could impact performance.   At the same time, shareholders of all classes of a Multi-Class ETF Fund might benefit from cost savings and economies of scale to the extent that the multiple classes draw additional assets to the Multi-Class ETF Fund.
15. Comment.  Under the “Multi-Class ETF Fund Structure” section of the prospectus, consider adding disclosure regarding any conflicts of interest between the ETF and mutual fund share classes with respect to voting rights, to the extent such conflicts rise to the level of necessitating disclosure.
Response.  The Registrant supplementally confirms that it does not believe any potential conflicts of interest between the ETF and mutual fund share classes are material risks of the ETF Class shares and believes the differences between the share classes and shareholder rights are appropriately disclosed throughout the prospectus and in the “Shareholder Rights” section of the SAI.
16. Comment.  Under the “Multi-Class ETF Fund Structure” section of the prospectus, consider incorporating disclosure regarding the initial and ongoing reports the Advisor will provide to the Board of the Registrant regarding the multi-class ETF fund structure.
Response. The Registrant has revised the disclosure as shown below:
The use of this structure is subject to terms and conditions set forth in the SEC exemptive order that are designed to ensure that the Advisor and the Board focus on these potential issues on an initial and ongoing basis.  The conditions include that the Board, and a majority of the independent directors, approve (initially, and at least annually thereafter) the operation of a Multi-Class ETF Fund pursuant to a multiple-class plan, finding that the plan is in the best interests of each mutual fund class and the ETF Class individually, and in the best interests of the Multi-Class ETF Fund as a whole. The Advisor shall prepare written reports to assist the Board’s findings that contain information regarding, among other items, the potential and/or observed benefits and costs to each class individually and the Fund as a whole due to the structure, the appropriateness of the Fund’s investment strategy for the structure, and the potential and/or observed material conflicts of interest between the classes and/or material negative consequences resulting from the structure.
17. Comment.  Under the “Fee Waiver and Expense Assumption Agreements” section of the prospectus, please revise the first sentence under each sub-heading to remove any repetitive phrases.

U.S. Securities and Exchange Commission
December 30, 2025

Response.  The Registrant has revised the disclosure, as applicable, as follows:
•
The Advisor has contractually agreed to waive all or a portion of its management fee and assume the ordinary operating expenses of the ETF Class shares of the Portfolio ~~to the extent necessary~~ to reduce the ordinary operating expenses of the ETF Class shares of the Portfolio (excluding expenses incurred through investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses on an annualized basis to the rate listed below as a percentage of the average net assets of the ETF Class shares of the Portfolio (the “Expense Limitation Amount”).

18. Comment.  Under the “Fee Waiver and Expense Assumption Agreements” section of the prospectus, please revise the last sentence under each sub-heading to reference the thirty-six-month period during which previously waived fees/assumed expenses can be recouped, as described in the introductory paragraph.
Response.  The Registrant has revised the disclosure accordingly.
19. Comment.  Under the “Fee Waiver and Expense Assumption Agreements” section of the prospectus, please group each Portfolio together that has the same fee waiver provisions. In addition, in the sub-heading for the largest set of Portfolios, please list them lengthwise for clarity.
Response.  The Registrant supplementally confirms that all Portfolios with the same fee waiver provisions are grouped together. In addition, the disclosure has been revised to list the referenced Portfolio names lengthwise.
20. Comment.  Under the “Dividends, Capital Gains Distributions and Taxes—Dividends and Distributions” section of the prospectus, please revise the following statement as shown:
The timing difference is due to the exchange-traded structure of the ETF Class shares and applies to all ETFs, regardless of whether they are multi-class ETF funds that also offer mutual fund shares or other mutual fund share classes ~~they offer Institutional Class shares~~.
Response.  The Registrant has revised the disclosure accordingly.
21. Comment.  Under the “Dividends, Capital Gains Distributions and Taxes—Dividends and Distributions” section of the prospectus, please incorporate the following revision for clarity:
After the distribution payments have been received, an ETF Class shareholder may reinvest such amounts in additional whole ETF Class shares automatically only if the broker through whom you purchased shares makes such option available. This is in contrast to the

U.S. Securities and Exchange Commission
December 30, 2025

distributions for a mutual fund share class, which may be automatically reinvested in additional mutual fund shares at NAV.
Response.  The Registrant has revised the disclosure accordingly.
22. Comment.  Under the “Dividends, Capital Gains Distributions and Taxes—Dividends and Distributions” section of the prospectus, please incorporate the following revision for clarity:
During this period, the amount of an ETF Class shareholder’s distribution will not be invested in the Portfolio and will be held in a custodial account.  ~~and~~ Accordingly, such shareholder will not receive income or experience appreciation or depreciation on the amount of the dividend.
Response.  The Registrant has revised the disclosure accordingly.
23. Comment.  Under the “Dividends, Capital Gains Distributions and Taxes—Tax Considerations” section of the prospectus, please discuss the tax considerations associated with conversions and include a cross-reference to the more detailed discussion under the “Conversions” section of the prospectus.
Response.  The Registrant respectfully declines to revise the “Tax Considerations” disclosure in the ETF Class shares’ prospectus to discuss conversions because ETF Class shares are not eligible to be converted under the exemptive relief. The Registrant, however, supplementally confirms that the disclosure will be incorporated into the “Dividends, Capital Gains Distributions and Taxes—Tax Considerations” section of the prospectus for the Institutional Class shares of the Portfolios, which are eligible to be converted into ETF Class shares.
24. Comment.  In the second to last sentence under the table in the “Purchase and Sale of Shares” section of the prospectus, please revise the reference to the “shares of the Portfolios” to state the “ETF Class shares of the Portfolios.”
Response.  The Registrant has revised the disclosure accordingly.
25. Comment.  Under the “Financial Highlights” section of the prospectus, please revise the disclosure in the introductory paragraph to state that the returns for the ETF Class shares will vary because the ETF Class shares have higher expenses than the Institutional Class shares.
Response.  Please see the response to comment 10 above.
Statement of Additional Information (“SAI”)
26. Comment.  Under the “General Information” section of the SAI, please revise the statement that “DFAIDG generally offers shares of the Portfolios only to institutional investors

U.S. Securities and Exchange Commission
December 30, 2025

and clients of registered investment advisers” due to the ETF Class shares being available to retail investors.
Response.  The Registrant has revised the disclosure accordingly.
27. Comment.  Under the “General Information” section of the SAI, please revise the reference in the first sentence prior to the table to state a “shareholders’ conversion.”
Response.  The Registrant has revised the disclosure accordingly.
28. Comment.  Under the “Exchange Listing and Trading” section of the SAI, please revise the bracketed reference to Rule 6c-11 to reference the Registrant’s exemptive order.
Response.  The Registrant has revised the disclosure to reference the Registrant’s exemptive order or any SEC rule under the 1940 Act that provides relief permitting the operation of a multi-class ETF fund structure.
Part C
29. Comment.  Please include a hyperlink to the Subscription Agreement under Item 28(l) of the Part C.
Response.  The Registrant notes that the Subscription Agreement is incorporated by reference into the Part C from an amendment to the Registrant’s Registration Statement that was previously filed with the SEC in paper. The Registrant notes that Instruction (1) to paragraph (d) of Rule 105 of Regulation S-T provides that “No hyperlink is required for any exhibit incorporated by reference that has not been filed with the [SEC] in electronic format.”
30. Comment.  Please file the Rule 12b-1 Plan under Item 28(m) of the Part C with the 485(b) filing, if applicable.
Response.  The Registrant supplementally confirms that the Rule 12b-1 Plan will be filed with the 485(b) filing.
31. Comment.  Under Item 31(a) of the Part C, please revise the following statement in light of the Advisor offering ETFs and ETF Class shares:
The Advisor is engaged in the business of providing investment advice primarily to institutional investors.
Response.  The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission
December 30, 2025

* * * * * *

Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Carolyn S. Lee Carolyn S. Lee Vice President and Secretary DFA Investment Dimensions Group Inc. Dimensional Investment Group Inc.